SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES

13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. 1)*

Perfect World Co., Ltd.

(Name of Issuer)

Class B Ordinary Shares, par value US$0.0001 per share

(Title of Class of Securities)

G7006J100

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO. G7006J100	Schedule 13 G

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Prosperous World Company Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER Two Class B ordinary shares. Huan Su may also be deemed to have sole voting power with respect to the above shares.
6 SHARED VOTING POWER 0
7 SOLE DISPOSITIVE POWER Two Class B ordinary shares. Huan Su may also be deemed to have sole dispositive power with respect to the above shares.
8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Two Class B ordinary shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.00%(1)
12	TYPE OF REPORTING PERSON* CO

(1)	Based on a total of 284,653,570 ordinary shares outstanding as of December 31, 2008.

CUSIP NO. G7006J100	Schedule 13 G

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Huan Su
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER Two Class B ordinary shares. Prosperous World Company Limited may also be deemed to have sole voting power with respect to the above shares.
6 SHARED VOTING POWER 0
7 SOLE DISPOSITIVE POWER Two Class B ordinary shares. Prosperous World Company Limited may also be deemed to have sole dispositive power with respect to the above shares.
8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Two Class B ordinary shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.00%(1)
12	TYPE OF REPORTING PERSON* IN

(1) Based on a total of 284,653,570 ordinary shares outstanding as of December 31, 2008.

ITEM 1	(a).	NAME OF ISSUER:

Perfect World Co., Ltd. (the “Issuer”)

ITEM 1	(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

8th floor, Huakong Building, No. 1 Shangdi East Road, Haidian District, Beijing 100085, People’s Republic of China

ITEM 2	(a).	NAME OF PERSON FILING:

Prosperous World Company Limited

Huan Su

ITEM 2	(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

The registered address of Prosperous World Company Limited is P.O. Box 173, Kingston Chambers, Road Town Tortola, British Virgin Islands

Huan Su: 10-1-301 Hejinli, Daqiao Road, Hedong District, Tianjin, People’s Republic of China.

ITEM 2	(c).	CITIZENSHIP:

The place of organization of Prosperous World Company Limited is British Virgin Islands.

Huan Su is a citizen of People’s Republic of China.

ITEM 2	(d).	TITLE OF CLASS OF SECURITIES:

Class B Ordinary Shares

ITEM 2	(e).	CUSIP NUMBER:

G7006J100

ITEM 3.		Not Applicable

ITEM 4.	OWNERSHIP:

Prosperous World Company Limited is the record owner of two Class B ordinary shares of the Issuer. Prosperous World Company Limited is wholly owned by Mr. Huan Su. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules promulgated thereunder, Mr. Su may be deemed to beneficially own all of the shares held by Prosperous World Company Limited in the Issuer.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:

Not applicable

ITEM 10.	CERTIFICATION:

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated February 12, 2009

Prosperous World Company Limited	By:	/s/ Huan Su
	Name:	Huan Su
	Title:	Sole Director

Huan Su	By:	/s/ Huan Su
	Name:	Huan Su

LIST OF EXHIBITS

Exhibit No.	Description
A	Joint Filing Agreement